SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In December, 2017 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)		Quantity		%
						Same Class and Type	Total
Shares		Common		5,535,973		0.0352	0.0352
ADR		Common		336,300		0.0021	0.0021

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Buy	01	6,025	2.776418	16,727.92
Shares	Common	Direct with the Company	Buy	20	55,340	17.198000	951,737.32
			Total Buy		61,365		968,465.24

Shares	Common	Ágorainvest	Sell	05	900	20.85	18,765.00
Shares	Common	Itaú Corretora	Sell	05	20,000	20.87	417,400.00
Shares	Common	Itaú Corretora	Sell	13	2,600	21.13	54,938.00
Shares	Common	Itaú Corretora	Sell	13	6,900	21.14	145,866.00
Shares	Common	XP Investimentos	Sell	22	22	21.06	463.32
Shares	Common	XP Investimentos	Sell	22	100	21.08	2,108.00
Shares	Common	XP Investimentos	Sell	22	400	21.09	8,436.00
Shares	Common	XP Investimentos	Sell	22	400	21.10	8,440.00
Shares	Common	Ágorainvest	Sell	27	900	21.27	19,143.00
Shares	Common	XP Investimentos	Sell	28	6,200	21.42	132,804.00
			Total Sell		38,422		808,363.32

Final Balance

Securities / Derivatives		Securities Characteristics (2)		Quantity		%
						Same Class and Type	Total
Shares		Common		5,558,916		0.0354	0.0354
ADR		Common		336,300		0.0021	0.0021

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

 Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In December, 2017 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	26,651,682	0.1696	0.1696
ADR	Common	752,519	0.0048	0.0048

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Exerc Options	21	989,925	0.78284	774,952.89
Total Buy	989,925	774,952.89

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	27,641,607	0.1759	0.1759
ADR	Common	752,519	0.0048	0.0048

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

  Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In December, 2017 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer